SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               The Vialink Company
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   92552Q 10 1
                                   -----------
                                 (CUSIP Number)

                                 Scott E. Derby
                            SDS Capital Partners, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 92552Q 10 1                   13D                   Page 2 of 11 Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Merchant Fund, LP
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):

        WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             46,068,814
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        46,068,814
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Partners, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           46,068,814
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      46,068,814

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           46,068,814
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      46,068,814

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        46,068,814
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        25.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                   Page 5 of 11 Pages

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                                  INTRODUCTION

         This Amendment No. 2 to Schedule 13D is being filed by SDS Merchant Fund, LP, a Delaware limited partnership ("SDS" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of The Vialink Company, a Delaware corporation ("Vialink"). The Reporting Person filed a Schedule 13G on May 17, 2002, filed an amendment to Schedule 13G on Schedule 13D on November 1, 2002 and filed amendment no. 1 to Schedule 13D on May 15, 2003.

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock of The Vialink Company. Vialink's executive offices are located at 13155 Noel Road, Suite 700, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed by SDS Merchant Fund, LP, a Delaware limited partnership. SDS Capital Partners, LLC, a Delaware limited liability company, is the general partner (the "General Partner") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the General Partner. SDS is principally engaged in making investments. The address of the principal business office of SDS is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the General Partner is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

CUSIP No. 92552Q 10 1                   13D                   Page 6 of 11 Pages

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price of $1,260,000 paid by the Reporting Person on February 4, 2003 to purchase 105 shares of Series D Preferred Stock of Vialink was paid out of the working capital of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisitions by the Reporting Person was to purchase securities of Vialink for investment purposes. On November 6, 2001, the Reporting Person purchased 150 shares of Series B Preferred Stock with a stated value of 10,000 per share and a Series B Warrant to purchase 2,500,000 shares of Common Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person converted 60 shares of Series B Preferred Stock in November 2001 and exercised the Series B Warrant in March 2002. The shares of Common Stock issued upon conversion of the 60 shares of Series B Preferred Stock and upon exercise of the Series B Warrant were subsequently sold. The remaining 90 shares of Series B Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

         On December 28, 2001, the Reporting Person purchased 200 shares of Series C Preferred Stock with a stated value of $10,000 per share and separate Series C Warrants to purchase 5,000,000 shares of Common Stock and 2,666,667 shares of Common Stock pursuant to a Series C Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person purchased an additional 300 shares of Series C Preferred Stock on March 25, 2002 pursuant to the Series C Convertible Preferred Stock Purchase Agreement. The shares of Common Stock issued upon exercise of the Series C Warrants were subsequently sold, except for 2,096,667 shares of Common Stock. The 500 shares of Series C Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

         On September 30, 2002, the Reporting Person purchased 630.4042 shares of Series D Preferred Stock with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 31,520,209 shares of Common Stock pursuant to a Series D Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person purchased $7,564,850 of the Series D Preferred Stock. The purchase price for the Series D Preferred Stock was paid by exchanging shares of Series B Preferred Stock issued in November 2001, shares of Series C Preferred Stock issued in December 2001 and March 2002, and bridge notes issued in August and September 2002.

         The Reporting Person may not convert shares of Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Reporting Person at such time, the number of shares of Common Stock which would result in the Reporting Person owning more than 4.99% of all of the Common Stock outstanding at such time. The Reporting Person may waive this restriction by providing Vialink with 61 days notice. The number of shares of Common Stock issuable to the Reporting Person upon conversion of the Series D Preferred Stock is 63,040,417 based on a fixed conversion price of $.12 per share. However, unless waived, the 4.99% restriction precludes the Reporting Person from converting in excess of

CUSIP No. 92552Q 10 1                   13D                   Page 7 of 11 Pages

--------------------------------------------------------------------------------

4.99% of all of the Common Stock outstanding at such time. Accordingly, the Reporting Person does not beneficially own the 63,040,417 shares.

         On October 1, 2002, the Reporting Person exercised the Series D Warrants and was issued 31,520,209 shares of Common Stock. Additionally, the Reporting Person was issued 6,213,430 shares of Common Stock as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock.

         On February 4, 2003, the Reporting Person purchased 105 shares of Series D Preferred Stock with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 5,250,000 shares of Common Stock pursuant to the second closing under the Series D Convertible Preferred Stock Purchase Agreement dated September 30, 2002 between Vialink and the Reporting Person. The Reporting Person purchased $1,260,000 of the Series D Preferred Stock.

         The Reporting Person may not convert shares of Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Reporting Person at such time, the number of shares of Common Stock which would result in the Reporting Person owning more than 4.99% of all of the Common Stock outstanding at such time. The Reporting Person may waive this restriction by providing Vialink with 61 days notice. The number of shares of Common Stock issuable to the Reporting Person upon conversion of the Series D Preferred Stock purchased pursuant to the second closing under the Series D Convertible Preferred Stock Purchase Agreement dated September 30, 2002 is 10,500,000 based on a fixed conversion price of $.12 per share. However, unless waived, the 4.99% restriction precludes the Reporting Person from converting in excess of 4.99% of all of the Common Stock outstanding at such time. Accordingly, the Reporting Person does not beneficially own the 10,500,000 shares.

         On February 4, 2003, the Reporting Person exercised the Series D Warrants and was issued 5,250,000 shares of Common Stock. Additionally, the Reporting Person was issued 1,034,908 shares of Common Stock on February 4, 2003 as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock.

         On November 21, 2003, the Reporting Person sold 68,000 shares of Common Stock. On December 12, 2003 the Reporting Person converted 10 shares of Series D Preferred Stock into 1,024,000 shares of Common Stock. On December 19, 2003, the Reporting Person sold an aggregate of 1,002,400 shares of Common Stock.

         Accordingly, the Reporting Person beneficially owns an aggregate of 46,068,814 shares of Common Stock.

         Except as may be provided herein or in the Purchase Agreements, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Vialink or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vialink or any of its subsidiaries; (iii) any change in the present board of directors or management of Vialink, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Vialink; (v)

CUSIP No. 92552Q 10 1                   13D                   Page 8 of 11 Pages

--------------------------------------------------------------------------------

any other material change in Vialink's business or corporate structure, (vi) any changes in Vialink's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Vialink by any person; (vii) causing a class of securities of Vialink to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) causing a class of equity securities of Vialink to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

1. The Reporting Person.

                  (a) Amount beneficially owned: 46,068,814 shares of Common
                      Stock.

                  (b) Percent of Class:25.8%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 46,068,814

                           (ii) shared power to vote or direct the vote: 0

                           (iii) sole power to dispose or direct the disposition
                                 of: 46,068,814

                           (iv) shared power to dispose or direct the
                                disposition of: 0

2. The General Partner - same as Mr. Derby, see below.

3. Mr. Derby.

                  (a) Amount beneficially owned: 46,068,814 shares of Common
                      Stock.

                  (b) Percent of Class:25.8%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                46,068,814

                           (iii) sole power to dispose or direct the disposition
                                 of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 46,068,814

CUSIP No. 92552Q 10 1                   13D                   Page 9 of 11 Pages

--------------------------------------------------------------------------------

         During the past 60 days the Reporting Person has effected the following transactions:

         1. On November 21, 2003, the Reporting Person sold 68,000 shares of Common Stock on the open market.

         2. On December 12, 2003 the Reporting Person converted 10 shares of Series D Preferred Stock into 1,024,000 shares of Common Stock.

         3. On December 19, 2003, the Reporting Person sold an aggregate of 1,002,400 shares of Common Stock on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Vialink, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Series D Preferred Stock Purchase Agreement dated as of September 30, 2002 by and among The Vialink Company, SDS Merchant Fund, L.P. and each of the purchasers whose names appear on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

Exhibit 2 Certificate of Designation of the Series D Convertible Preferred Stock of The Vialink Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

Exhibit 3 Form of Warrant dated September 30, 2002 to purchase shares of Common Stock issued by The Vialink Company to SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Vialink on October 2,
                  2002)

CUSIP No. 92552Q 10 1                   13D                  Page 10 of 11 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004


                                               SDS MERCHANT FUND, L.P.

                                               By: SDS Capital Partners, LLC,
                                                   its General Partner

                                               By: /s/ Steven Derby
                                                   -----------------------------
                                                   Name: Steven Derby
                                                   Title: Managing Member

                                               SDS CAPITAL PARTNERS, LLC


                                               By: /s/ Steven Derby
                                                   -----------------------------
                                                   Name: Steven Derby
                                                   Title: Managing Member


                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby

CUSIP No. 92552Q 10 1                   13D                  Page 11 of 11 Pages

--------------------------------------------------------------------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 2 to Schedule 13D being filed by SDS Merchant Fund, L.P., SDS Capital Partners, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the this Amendment No. 2 to Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: January 13, 2004

                                               SDS MERCHANT FUND, L.P.

                                               By: SDS Capital Partners, LLC,
                                                   its General Partner

                                               By: /s/ Steven Derby
                                                   -----------------------------
                                                   Name: Steven Derby
                                                   Title: Managing Member

                                               SDS CAPITAL PARTNERS, LLC


                                               By: /s/ Steven Derby
                                                   -----------------------------
                                                   Name: Steven Derby
                                                   Title: Managing Member


                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby